Global Quest Ltd.
103-1602 Gogi 3, Sujigu, Yonginsi,
Geong Gido, Korea

September 29, 2015

Securities and Exchange Commission
Washington DC.

Attention: Ji Shin
We are responding to the comments dated August 26, 2015  relating to the Company’s Prospectus on Form S-1 filed on July 30, 2015.  The response has been numbered to correspond with the comments in the  August 26, 2015  letter.

General

1. You appear to be a shell company, as defined in Rule  405 under the Securities  Act, because you appear to have no or nominal operations and assets consisting solely of cash. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability  to use registration  statements on Form S-8, the limitations on the ability of your security holders to use Rule  144 and the  potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company,  please  supplementally   provide  us with an appropriate  legal analysis.

We have disclosed throughout the document that we are a shell company, and have provided the following disclosure in our risk factors section.

We are a "shell" company and our shares will subject to restrictions on resale.

"As we currently have nominal operations and our assets consist of cash, and/or cash equivalents, we will be deemed a "shell company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Accordingly, until we are no longer a "shell company, and we become a reporting company pursuant to the Securities Exchange Act of 1934, as amended  and  file a Form 10 level disclosure, and continue to be a reporting company, and for twelve months, shareholders holding restricted, non-registered shares will not be able to use the exemptions provided under Rule 144 for the resale of their shares of common stock, we will not be permitted to register shares pursuant to any stock option plan or equivalent on Form S-8 and our liquidity of our shares of common stock will be diminished. Preclusion from any prospective investor using the exemptions provided by Rule 144 may be more difficult for us to sell equity securities or equity-related securities in the future to investors that require a shorter period before liquidity or may require us to expend limited funds to register their shares for resale in a future prospectus."

2. We believe that because you are a shell company, any selling shareholders reselling their shares in  a registered offering are considered underwriters.   Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered  underwriters  with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period  of 12 months.  Until  the company satisfies these conditions, the selling shareholders will be deemed to be underwriters  whose sales are designed  to create a market in  the company’s securities.

Accordingly,  please  revise your  prospectus as follows:

Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling  shareholders will  offer their shares.  In this  regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering  under Rule  415(a)(4)  as it  does not meet the requirements  of Rule  415(a)(1)(x).

We have removed the reference that selling shareholders have the ability to sell their shares at market prices, as there is currently no market for the Company's shares.
Please revise your disclosure to identify your selling  shareholders  as underwriters on the prospectus cover page, in the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

We have indentified the Selling Shareholders as  Underwriters on the prospectus cover page and throughout the document as appropriate, as underwriters.

3. Please clarify  whether you plan  to register your class of common  stock under the Exchange Act prior to the effective date of this registration statement. In this regard, we note that you state in the second risk factor on page 11 that management intends to file a Form 8-A. However, the following risk factor contemplates you not registering a class of securities  under Section  12 of the Exchange Act.

We have revised our disclosure  accordingly,  to reflect that we do not intend to register our common stock prior to the effective date under the Exchange Act,  but plan to file an 8-A upon effectiveness of the registration statement.

Prospectus Summary,  page 5

4. Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. This comment also applies to the  first risk factor on page  7 and the Plan of Operation  disclosure  on page 24.

We have revised our disclosure to provide the period of time the Company can operate without additional funds in the appropriate sections.

Name, Address, and Telephone  Number of Registrant

5. We were unable to locate your principal executive office on a map using the address provided.   Please advise.

We have noted this comment, and there was a small typographical error that has been corrected.

Risk Factors, page 7

General

6. Please advise whether Ms. Kyoung Hwa Shim and Mr. Dong Hyun Shin reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. shareholders would face in effecting service of process against them. This risk factor should  address the risk U.S. shareholders  face in:

effecting service of process within  the United States on your  officers; enforcing judgments obtained  in U.S. courts based on the civil  liability  provisions of the U.S. federal securities  laws against  the officers; enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities  laws in foreign  courts against your officers;  and bringing  an original  action in  foreign  courts to enforce liabilities   based on the U.S. federal securities laws against  your officers.

Alternatively,  please advise  us as to why you  believe  such a risk factor is  not warranted.

We have revised our disclosure and have provided the following risk factor:

Because our officers and directors reside in Korea service of process in the United Sates may be difficult
"Our directors and officers are located in Seoul Korea this will limit investor's ability to effect service of process within the United States against our officers and directors, to enforce U.S. court judgments based upon the civil liability provisions of U.S. federal securities laws against our officers and directors , to enforce in a Korean court ,U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against our officer and director , and bring an original action in a Korean court to enforce liabilities based upon the U.S. federal securities laws against our officers and directors".

Selling   Shareholders,  page 13

7. Please clarify  whether the selling  shareholders paid  $0.02 or $0.01 per share  for the shares purchased in April 2015. The table on page 5 indicates that the price per share was $0.01,  but you state on page  13 that the shareholders paid  $0.02 per share.

This was a typographical error and has been revised. The price Shareholders paid was $0.01 per share.

Plan of Distribution,  page 15

8. Please clarify that the selling shareholders may not resell the shares pursuant to Rule 144 until  you  are no longer  considered  a shell company and adequate Form 10 information has been available to the market for a period  of 12 months.

We have revised this section to include the following disclosure

It should be noted, as we currently have nominal operations and our assets consist of cash, and/or cash equivalents, we are deemed a "shell company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Accordingly, until we are no longer a "shell company, and we become a reporting company pursuant to the Securities Exchange Act of 1934, as amended  and  file a Form 10 level disclosure, and continue to be a reporting company, and for twelve months, shareholders holding restricted, non-registered shares will not be able to use the exemptions provided under Rule 144 for the resale of their shares of common stock."

Certain Relationships  and Related Transactions

Transactions with  Officers and Directors, page 27

9. We note your disclosure that your president has loaned you $26,119.  Please tell us  whether there is an agreement that governs the terms of the loan and what consideration you have given to filing the agreement as an exhibit. Refer to Item 601(b)(10) of  Regulation S-K. Note that if  the company  is  party to an oral contract that, if  written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description  of the contract similar  to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation  S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure  Interpretations.

We have provided a copy of the promissory note executed with our president and the as
Exhibit 10.1in accordance with Item 601(b)(10) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 2-Signifciant   Accounting  Policies

Impairment  of Long Lived  Assets, page F-6

10. We note your disclosure regarding mining claims. Clarify the nature and amount of any outstanding mining claims and the authoritative accounting literature upon which you are relying  in  accounting  for these claims.

This was a typographical error and has since been removed

Exhibits,   page 33

Exhibit  3.1

11. Exhibit 3.1 was filed in an improper format. Please refile this agreement in a text- searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume  II: “EDGAR Filing,”   Version 33 (August  2015).

We have changed the format and have re-filed this as Exhibit 3.1

Exhibit  4.1

12. The subscription agreement filed as Exhibit  4.1 appears to be for a Regulation  S offering of 4,000,000 shares by the company, which is unrelated to this registration  statement. Please advise.

With respect to the subscription agreement filed as Exhibit 4.1, initially the Company intended to issue up to 4,000,000 shares at $0.01and consequently issued only 3,050,000 shares at $0.01.

Undertakings,  page 33

13. We note that you have included the undertakings from Item 512(a) of Regulation S-K. Please revise to provide the appropriate undertaking under Item 512(a)(1)(iii) of Regulation S-K. As the securities are being registered pursuant to Rule 415, please provide  the appropriate  undertaking  under Item 512(a)(5), or  advise.

We have noted this comment and we are not registering the shares of the selling share holders under rule 415, therefore we have not changed our undertakings.

Yours truly,

/s/ Shim Kyoung Hwa
                             Shim Kyoung Hwa
                 President CEO